Exhibit 21.1

LIST OF SUBSIDIARIES OF CELLU TISSUE HOLDINGS, INC.

Name of Subsidiary	State of Incorporation/Organization

Cellu Tissue Corporation-Natural Dam	Delaware

Cellu Tissue Corporation-Neenah	Delaware

Cellu Tissue LLC	Delaware

Coastal Paper Company	Virginia

Interlake Acquisition Corporation Limited	Nova Scotia, Canada

Menominee Acquisition Corporation	Delaware

Van Paper Company	Mississippi

Van Timber Company	Mississippi

Cellu CityForest LLC	Michigan